Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128127
Up to 1,800,000 Shares of Common Stock
BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
PROSPECTUS SUPPLEMENT NO. 3 DATED JUNE 8, 2006
(TO PROSPECTUS DATED NOVEMBER 15, 2005 AND PROSPECTUS SUPPLEMENT NO. 1 DATED DECEMBER 5, 2005. SUPERCEDES PROSPECTUS SUPPLEMENT NO. 2 DATED JUNE 6, 2006)
          On May 5, 2006, Birmingham Bloomfield Bancshares, Inc. (“Company”) entered into a Placement Agent Agreement with Bentley Lawrence Securities, Inc. regarding the placement of the Company’s common stock in its initial public offering. On May 8, 2006, the Company entered into a Placement Agent Agreement with Gregory J. Schwartz & Co. regarding the placement of the Company’s common stock in its initial public offering. Each agreement provides that the placement agent will use its “best efforts” to place any shares of common stock remaining to be sold as of the agreement’s effective date and would receive a fee equal to 6% of the gross proceeds of the shares that it places in the offering. In addition, each placement agent will be reimbursed for out-of-pocket expenses not to exceed $20,000, without the prior written consent of the Company. The agreements also provide that the Company will indemnify the placement agents in connection with any claim arising out of or related to the transactions contemplated by the agreements, with certain exceptions.
          Each agreement will become effective upon the later of May 30, 2006 or the date on which all required regulatory approvals have been received. Generally, the agreements will terminate on the earlier of September 30, 2006 or the expiration date of the offering.
          Subscriptions and subscription funds with respect to shares placed by the placement agents may be delivered to the escrow agent directly, or indirectly through the respective placement agents. Any payments transmitted through the placement agents shall be promptly transmitted by the placement agents to the escrow agent in accordance with Rule 15c2-4 promulgated under the Securities Exchange Act of 1934.
          Gregory J. Schwartz & Co. is an entity owned by Gregory Schwartz, Jr. and Walter Schwartz, and other members of their immediate family. Walter Schwartz is a director of the Company and an organizer and proposed director of Bank of Birmingham, the Company’s proposed banking subsidiary. Gregory Schwartz, Jr. is also an organizer of Bank of Birmingham. The Company’s board of directors approved the terms of the agreement with Gregory J. Schwartz & Co. without the participation of Gregory J. Schwartz, Jr. or Walter Schwartz.
          Prior to the expiration date of the offering, the expiration date was extended to September 30, 2006.